Exhibit 99.3

    ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to April 22, 2014 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2013 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at, and for the three-month period ending March 31, 2014.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, as well as the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In 2013, the Company acquired the Esperanza Gold Project in Mexico, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing)

The Mulatos mine is located within the 30,536 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.3 million ounces of gold to-date.

Based on December 31, 2013 Proven and Probable mineral reserves of 54.8 million tonnes grading 1.15 grams of gold per tonne of ore (“g/t Au”) for 2.0 million contained ounces of gold, the Mulatos mine has a remaining life of approximately eight years at current throughput levels. In 2014, the Mulatos mine is transitioning from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico – development stage)

In 2013, the Company acquired the Esperanza Gold Project located in Morelos State, Mexico. The Esperanza Gold Project is advanced-stage, with Measured and Indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2013 of 46.7 million tonnes grading 0.82 g/t Au and 7.1 g/t Ag for approximately 1.2 million ounces of gold and 10.6 million ounces of silver.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a conservative gold price assumption of $1,150 per ounce, the September 2011 PEA base case scenario indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Ağı Dağı, Kirazlı and Çamyurt (Turkey – advanced development stage)

In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Ağı Dağı.

Measured and Indicated mineral resources at Ağı Dağı, Kirazlı and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2013 total 139.9 million tonnes grading 0.65 g/t Au and 5.36 g/t silver (“Ag”) for approximately 2.9 million ounces of gold and 24.1 million ounces of silver. Inferred mineral resources total an additional 23.9 million tonnes grading 0.52 g/t Au and 4.56 g/t Ag, for 0.4 million contained ounces of gold and 3.5 million contained ounces of silver.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide)) at December 31, 2013 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

First Quarter 2014 Highlights

	Q1 2014	Q1 2013	Change (%)
Ounces produced	37,000	55,000	(33%)
Ounces sold	32,161	53,000	(39%)
Operating Revenues (000)	$41,511	$86,272	(52%)
Earnings before income taxes (000)	$4,720	$38,798	(88%)
Earnings (loss) (000)	$2,746	$25,989	(89%)
Earnings (loss) per share (basic and diluted)	$0.02	$0.21	(90%)
Cash flow from operating activities before changes in non-cash working capital (000)	$15,939	$40,407	(61%)
Cash flow from operating activities (000)	$7,265	$32,750	(78%)
Cash and short-term investments (000) (2)	$409,904	$373,274	10%
Realized gold price per ounce	$1,291	$1,628	(21%)
Average London PM Fix gold price per ounce	$1,293	$1,632	(21%)
Total cash cost per ounce (1)	$617	$449	37%
All-in sustaining cost per ounce (1)	$908	$692	31%
All-in cost per ounce (1)	$1,115	$864	29%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at March 31, 2014 and March 31, 2013.

First Quarter 2014

Financial Performance

•	Realized quarterly earnings of $2.7 million ($0.02 per share) compared to earnings of $26.0 million ($0.21 per share) in 2013. Generated cash from operating activities before changes in non-cash working capital of $15.9 million ($0.13 per share); after changes in non-cash working capital of $7.3 million ($0.06 per share)

•	Sold 32,161 ounces of gold at an average realized price of $1,291 per ounce for quarterly revenues of $41.5 million

•	Reported cash and cash equivalents and short-term investments of $409.9 million as at March 31, 2014

•	Declared a semi-annual dividend of $0.10 per common share, maintaining the dividend level despite a substantially lower gold price environment. The dividend is payable on April 30, 2014 to shareholders of record as of the close of business on April 15, 2014

•	Repurchased and cancelled 351,500 common shares under the Company’s NCIB at a total purchase price of $3.2 million

Operational Performance

•	Produced 37,000 ounces of gold at total cash costs of $617 per ounce of gold sold, 12% below the low end of the 2014 guidance range of $700 to $740 per ounce

•	Successfully transitioned from owner-operated to contract mining the Mulatos mine in February 2014

•	Depleted the open pit Escondida high grade zone and commenced underground mining of the Escondida Deep deposit

•	All-in sustaining costs (which include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs) of $908 per ounce of gold sold, were below 2014 annual guidance of between $960 and $1,000

•	Reported updated mineral reserves and resources as at December 31, 2013, including a 43% increase in the grade of underground Proven and Probable mineral reserves at San Carlos to 7.0 g/t Au, and a 31% increase in Measured and Indicated mineral resources across all of the Company’s projects, despite lower gold price assumptions used in calculating both mineral reserves and resources

•	Appointed Mr. David Fleck to the Alamos Board of Directors effective March 10, 2014

Subsequent to quarter-end:

•	Commenced underground development of San Carlos in anticipation of high-grade production from this deposit in the second half of 2014

Results of Operations

Gold production of 37,000 ounces in the first quarter of 2014 decreased 33% compared to 55,000 ounces in 2013. The table below outlines key production indicators for the first quarters of 2014 and 2013.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Production summary	Q1 2014	Q1 2013	Change (#)	Change (%)
Ounces produced (1)	37,000	55,000	(18,000)	(33%)
Crushed ore stacked on leach pad (tonnes) (2)	1,483,500	1,568,900	(85,400)	(5%)
Grade (g/t Au)	1.03	1.25	(0.22)	(18%)

Contained ounces stacked	49,100	63,100	(14,000)	(22%)
Crushed ore milled (tonnes)	30,100	45,600	(15,500)	(34%)
Grade (g/t Au)	3.28	6.59	(3.31)	(50%)

Contained ounces milled	3,200	9,700	(6,500)	(67%)
Ratio of total ounces produced to contained ounces stacked and milled	71%	76%	(5%)	(7%)
Total ore mined (tonnes)	1,748,000	1,509,900	238,100	16%
Waste mined (tonnes)	950,000	702,000	248,000	35%

Total mined (tonnes)	2,698,000	2,211,900	486,100	22%
Waste-to-ore ratio	0.54	0.46	0.08	17%
Ore crushed per day (tonnes) – combined	16,800	17,900	(1,100)	(6%)

(1)	Reported gold production for Q1 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Lower gold production in the first quarter of 2014 relative to the first quarter of 2013 was attributable to lower grades, throughput and recoveries. The Company continued to benefit from a positive grade reconciliation relative to the block model in the first quarter of 2014, with the grade of crushed ore stacked on the leach pad of 1.03 g/t Au being 21% higher than the budgeted annual grade of 0.85 g/t Au. This benefit was partially offset by lower than anticipated grades mined and milled from the Escondida high grade zone of 3.28 g/t Au compared to the annual budget of 5.3 g/t Au.

Total crusher throughput in the first quarter of 2014 averaged 16,800 tpd, 5% below the annualized budget as a result of a planned four-day shutdown in January in order to move infrastructure to accommodate a leach pad expansion. Backing out the four-day planned shutdown, crusher throughput was 17,600 tpd, in line with budget.

In the first quarter, tonnes mined and milled from the Escondida high grade zone averaged 500 tpd before the zone was depleted in early March. Underground development of the Escondida Deep deposit continued in the first quarter and production began ahead of schedule at the end of March. Consistent with the earlier start and decrease in the size of the underground mineral reserves at Escondida Deep to 32,000 tonnes (as outlined in the 2013 mineral reserves update), the Company expects the mill to operate below capacity during the second quarter of 2014 until the start of underground ore production from San Carlos early in the third quarter.

High grade mill production is expected to increase in the second half of 2014 relative to the first half given expected higher grades from San Carlos and increased mill throughput. Further, the grade variability and negative ounce reconciliation encountered in the final quarters of the Escondida high grade zone, attributable to the nugget effect in the deposit, is not expected to recur at San Carlos. The San Carlos deposit is separate and distinct from Escondida and has a more uniform grade distribution.

The annual budgeted grade of the high grade mill feed of 5.3 g/t Au is based in part on the 2012 San Carlos underground mineral reserve grade of 4.9 g/t Au. Given the 43% increase in the San Carlos underground mineral reserve grade to 7.0 g/t Au in the recent 2013 update, the Company is currently updating the San Carlos underground mine plan to assess whether higher than budgeted grade ore from San Carlos will be available for mining and processing in 2014.

The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the first quarter was 71%, compared to 76% in the first quarter of 2013.

Operating Costs

The following table compares costs per tonne for the three-month periods ended 2014 and 2013:

Costs per tonne summary(1)	March 31, 2014	March 31, 2013	Change (%)
Mining cost per tonne of material (ore and waste)	$2.50	$2.74	(9%)
Waste-to-ore ratio	0.54	0.46	17%
Mining cost per tonne of ore	$4.62	$4.01	15%
Crushing/conveying cost per tonne of ore	$2.55	$2.20	16%
Processing cost per tonne of ore	$4.93	$4.02	23%
Mine administration cost per tonne of ore	$2.40	$2.05	17%
Total cost per tonne of ore	$14.50	$12.28	18%

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the first quarter of 2014 of $14.50 increased 18% compared to the same period of 2013, resulting from 5% less ore tonnes processed and input cost increases.

Mining cost per tonne of material was $2.50 in the first quarter of 2014, 9% lower than $2.74 in the first quarter of 2013, as a result of more tonnes of ore and waste mined in 2014, which had the effect of lowering fixed costs, on a per tonne basis. The mining cost per tonne of ore was $4.62 in the first quarter of 2014, 15% higher than $4.01 per tonne in the first quarter of 2013, mainly attributable to a higher waste-to-ore ratio. Mining cost per tonne is expected to increase in future quarters as higher cost undeground mining activities contribute a higher proportion of the Companys overall gold production.

Crushing and conveying cost per tonne of ore was $2.55 in the first quarter of 2014, 16% higher than 2013. Crushing and conveying costs increased on a per-tonne basis given lower crusher throughput, combined with higher diesel and other input costs.

Processing costs per tonne of ore in the first quarter of 2014 were $4.93 compared to $4.02 in 2013, a 23% increase. Higher processing costs in the first quarter of 2014 relative to the same period of 2013 were the result of higher input costs, including cyanide, lime and diesel, as well as lower silver by-product credits in the first quarter of 2014.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mine administration costs per tonne of ore in the first quarter of 2014 increased 17% relative to the same period of 2013, as a result of payroll, legal, and other administrative cost increases, as well as lower tonnes stacked and milled which has the impact of increasing fixed costs on a per-tonne basis.

Cash operating costs of $546 per ounce of gold sold in the first quarter of 2014 were below the Company’s annual guidance range of $630 to $670 per ounce, but were 53% higher than $358 per ounce reported in the first quarter of 2013. This increase is primarily attributable to lower grades mined and milled in the first quarter of 2014 compared to 2013.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q1 2014	Q1 2013
Total cost per tonne of ore	$14.50	$12.28
Ore stacked/milled (tonnes)	1,513,600	1,614,500

Total cost	$21,947,200	$19,826,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($678,000)	($157,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,723,200)	($710,000)

Mining and processing costs allocated to ounces sold	$17,546,000	$18,959,000
Ounces sold	32,161	53,000

Cash operating cost per ounce sold	$546	$358

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the first quarter of 2014, the number of ounces in leach pad inventory was consistent with 2013 year-end, reflecting production similar to the number of recoverable ounces stacked. remained relatively consistent with the prior year. Leach pad inventory, which incorporates both cash operating costs and amortization, increased to $14.2 million at March 31, 2014 from $13.0 million at December 31, 2013, reflecting higher costs per ounce in inventory. At year end 2013, the Company completed an in-process dore inventory sale in order to avoid paying the 7.5% Special Mining Duty that came into effect as part of the Mexican tax reform effective January 1, 2014. As a result of this, gold production of 37,000 ounces in the first quarter exceeded sales of 32,161 ounces as in-process dore inventory was built up in the quarter.

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the quarter ended March 31, 2014 is presented below:

Q1 2014 ($000)
Sustaining Capital – Mexico
Construction	1,059
Equipment	580
Interlift liners	815
Other	834

3,288
Development – Mexico
San Carlos/Victor	1,999
Escondida Deep	960
Capitalized exploration	1,800
Esperanza Gold Project	934
Land acquisitions	1,040
Other	325

7,058
Development – Turkey
Development and capitalized exploration	406

406
Head office – Toronto
IT infrastructure and furniture	191

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$10,943

Sustaining Capital – Mexico

Sustaining capital in Mexico in the first quarter of 2014 included $1.1 million in spending related to installation of a new reclaim tunnel, $0.6 million for component changes, $0.8 million on leach pad capital projects and $0.8 million on other capital projects, including upgrades to the water treatment plant. Sustaining capital of $3.3 million was in line with annual guidance of $13.2 million.

Development – Mexico

Development activities in Mexico in the first quarter were focused on underground development of the Escondida Deep area ($1.0 million) and infrastructure and underground development at San Carlos and El Victor ($2.0 million). The Company has commenced mining from the El Victor open pit and plans to begin underground mining at San Carlos in the third quarter of 2014. In order to ensure timely access to high grade ore at San Carlos, underground development has focused on widening access within a 150 m tunnel that was part of the historic mine workings. Separate underground mine access will be developed over the second and third quarters of 2014 and construction of the bridge over the Mulatos river is underway and on schedule for completion prior to the onset of the rainy season in July.

Other significant development spending in the first quarter of 2014 included $1.8 million in capitalized exploration focused on Escondida Deep and infill drilling of the Mulatos pit. In addition, the Company invested $0.9 million at the Esperanza Gold Project advancing the EIA baseline study work, and paid $1.0 million as part of a land acquisition agreement with the Mulatos community. Capital expenditures in Turkey and Toronto were minimal in the first quarter of 2014.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Development – Turkey

The Ağı Dağı and Kirazlı gold projects are located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In August 2013, the Company received an EIA Positive Decision Certificate for Kirazlı from the Turkish Ministry of the Environment and Urbanization (the “Ministry”). The Company’s EIA for Ağı Dağı has been submitted and is currently under review. In January 2014, the Canakkale Administrative Court in Turkey (the “Court”) issued an injunction order regarding the Ministry’s approval of the EIA for the Company’s Kirazlı project, on the basis that the report failed to assess the “cumulative impacts” of the Kirazlı project in conjunction with other potential mining projects in the region. Given that there had not previously been any requirement to include such an assessment in an EIA report, the Ministry is formally challenging the Court’s decision to temporarily revoke the EIA approval on this basis. A hearing on the merits of the underlying claim which led to the injunction took place on April 17, 2014, and the decision of the Court is expected in June 2014. In the interim, the Company is amending its EIA for the Kirazlı project to include an assessment of the potential cumulative impacts of proposed projects in the region. The Court’s basis for the injunction did not relate to concerns with any technical aspect of the Kirazlı project. Given that the Company is already awaiting forestry and operating permits, and given the recent political developments in Turkey, as well as federal elections upcoming during the year, the Company does not expect the injunction to significantly alter its development timeline for the Kirazlı project.

In the first quarter of 2014, total development expenditures in Turkey were $0.4 million, which was capitalized. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. The Company has budgeted spending of $4.8 million in Turkey in 2014 for permitting, community and government relations and general administration costs only. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study, with the exception that the devaluation of the Turkish Lira would result in significant capital and operating savings that would improve the overall project economics.

Exploration Summary

Total exploration expenditures in the first quarter of 2014 were $4.2 million. This was primarily focused at Mulatos where exploration spending totalled $3.0 million, including $1.8 million of drilling costs at Escondida Deep and San Carlos, which were capitalized and $1.2 million of drilling costs at regional targets and administration costs, which were expensed.

Exploration – Mulatos

At Mulatos, up to 5 drill rigs were active during the quarter primarily focused on opportunities at Mina Vieja and El Realito and further surface and underground definition drilling at Escondida Deep and San Carlos.

Escondida Deep

During the quarter, drilling at Escondida Deep continued with the ongoing objective of very tightly defining the high-grade mineralization ahead of underground mine planning.

San Carlos

Building upon a successful exploration program at San Carlos in 2013 which saw the underground mineral reserve increase 18% in terms of ounces and 43% in terms of grade, San Carlos remains a high priority exploration focus for the remainder of the year. The drill program is expected to advance on a number of fronts in an effort to convert existing mineral resources to mineral reserves and add new mineral resources. Currently planned holes are designed to more closely define existing resources, extend the strike and dip of existing resources and specifically target high-grade structures.

El Realito

Exploration drilling during the quarter was a continuation of the infill definition program that commenced in 2013. A program of close spaced drilling to define high-grade mineralization was completed during the quarter.

Exploration – Esperanza

The Company capitalized $0.9 million at the Esperanza gold project in the first quarter as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2014 and 2013 is presented below:

	Q1 2014	Q1 2013
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$15,939	$40,407
Changes in non-cash working capital	($8,674)	($7,657)

Cash provided by operating activities (000)	$7,265	$32,750
Earnings before income taxes (000)	$4,720	$38,798
Earnings (000)	$2,746	$25,989
Earnings per share
- basic	$0.02	$0.21
- diluted	$0.02	$0.20
Comprehensive income (000)	$2,246	$24,385
Weighted average number of common shares outstanding
- basic	127,483,000	126,675,000
- diluted	127,499,000	126,938,000
Assets (000) (3)	$898,014	$898,028

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at March 31, 2014 and December 31, 2013.

The Company continued to generate strong operating margins in the first quarter of 2014 despite a substantial decrease in the gold price, as low cash costs allowed the Company to generate $15.9 million ($0.13 per share) cash from operating activities (before changes in non-cash working capital). Cash from operating activities of $7.3 million or $0.06 per share decreased 78% relative to the same period of 2013 as a result of lower gold sales.

Earnings before income taxes in the first quarter of 2014 were $4.7 million or $0.04 per share, compared to $38.8 million or $0.31 per basic share in the first quarter of 2013. On an after-tax basis, the Company recorded earnings in the first quarter of 2014 of $2.7 million or $0.02 per share compared to earnings of $26.0 million in the same period of 2013 as a result of lower gold sales.

Gold Sales

Details of gold sales are presented below:

	Q1 2014	Q1 2013	Change (#)	Change (%)
Gold sales (ounces)	32,161	53,000	(20,839)	(39%)
Operating revenues (000)	$41,511	$86,272	($44,761)	(52%)
Realized gold price per ounce	$1,291	$1,628	($337)	(21%)
Average gold price for period (London PM Fix)	$1,293	$1,632	($339)	(21%)

Operating revenues in the first quarter of 2014 of $41.5 million decreased 52% compared to $86.3 million in the first quarter of 2013 as a result of a 39% decrease in the number of ounces of gold sold and a 21% decline in the realized gold price per ounce. In 2013, 198,000 ounces of gold were sold compared to gold production of only 190,000 ounces. This difference was the result of actions taken to sell in-process inventory in advance of the imposition of the new 7.5% Special Mining Duty effective January 1, 2014. As a result of this, the number of ounces sold in the first quarter of 2014 was substantially lower than gold production as in-process inventory was built up.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the first quarter of 2014, the Company achieved a realized gold price per ounce of $1,291, $2 below the average London PM Fix gold price for the quarter of $1,293. As at March 31, 2014, the Company did not have any significant derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,290 per ounce on April 22, 2014. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $650 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q1 2014	Q1 2013	Change %
Gold production (ounces) (1)	37,000	55,000	(33%)
Gold sales (ounces)	32,161	53,000	(39%)
Cash operating costs (000)(2)	$17,546	$18,959	(7%)
- Per ounce sold	$546	$358	53%
Royalties (000)(3)	$2,305	$4,822	(52%)
Total cash costs (000)(2)	$19,851	$23,781	(17%)
- Per ounce sold	$617	$449	37%
Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$9,352	$12,916	(28%)
All-in sustaining cost (000)(4)	$29,203	$36,697	(20%)
- Per ounce sold	$908	$692	31%
- Realized gold price per ounce	$1,291	$1,628	(21%)
- Operating cash margin per ounce (5)	$674	$1,179	(43%)

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Total cash costs in the first quarter of 2014 were $617 per ounce of gold sold, below the Company’s full year guidance range of $700 to $740 per ounce. Total cash costs per ounce in the first quarter of 2014 were 37% higher than in the same period of 2013 due to lower grades mined and milled, as well as higher input costs.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company adopted the reporting of “All-in sustaining costs” or “AISC” in the first quarter of 2013 and began reporting “All-in costs” or “AIC” in the third quarter.

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within All-in sustaining costs.

All-in sustaining costs include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $908 per ounce of gold sold in the first quarter of 2014, below the Company’s annual guidance of $960 to $1,000. All-in sustaining cost per ounce increased 31% in the first quarter of 2014 relative to the same period of 2013 due primarily to lower grades mined and milled in 2014 as well as higher overall input costs.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2014, the royalty was paid or accrued on approximately 1.2 million ounces of applicable gold production. Royalty expense in the first quarter of 2014 related to the 5% of $2.3 million decreased 52% from royalty expense of $4.8 million in 2013 due to lower gold prices. In addition, commencing in 2014, royalty expense includes the 0.5% Extraordinary Mining Duty payable to the Mexican Government.

Amortization

Amortization expense of $354 per ounce in the first quarter of 2014 was approximately 45% higher than in the same period of 2013 as a result of higher amortization from the Escondida high grade zone. Capitalized costs associated with the pre-strip development to access the high grade zone are amortized and charged to expense based on an allocation to the ounces produced from both the open pit Escondida high grade zone and the underground Escondida Deep deposit. As the Company has experienced a negative grade reconcilation comparing actual mined blocks in the Esconida high grade zone to the reserve block model, the number of ounces in the amortization base has decreased, with the effect of increasing amortization on a per ounce basis. The Company expects this higher rate of amortization per ounce to continue until the third quarter of 2014, at which point the Escondida Deep zone is expected to be depleted.

Exploration

The Company’s accounting policy for exploration costs is that exploration expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in the first quarter of 2014 was $4.2 million, of which $2.7 million was capitalized and $1.5 million was expensed. Exploration expenditures at Escondida Deep, San Carlos and Esperanza were capitalized while exploration costs at regional targets and administration costs were expensed.

Corporate and Administrative

Corporate and administrative expenses of $4.1 million in the first quarter of 2014 were 47% lower than $7.8 million incurred in the first quarter of 2013, and in-line with budget. Higher corporate and administrative costs in the first quarter of 2013 were the result of legal and related costs associated with the Company’s unsolicited bid for Aurizon Mines Limited.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was a credit of $0.8 million expense in the first quarter of 2014, consistent with the comparable period of 2013. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Share-based compensation expense in the first quarter of 2014 is comprised of a $0.4 million expense related to the Company’s stock option plan, and an offsetting $1.2 million credit related to the Company’s liability for outstanding SARs, RSUs and DSUs. The Company’s outstanding SARs liability decreased from $2.4 million at December 31, 2013 to $1.2 million at March 31, 2014 as a result of the decrease in the Company’s share price over this period, offset by the expense associated with new grants during the year.

Finance Income

Finance income in the first quarter of 2014 was $0.7 million, consistent with the amount in 2013. Interest rates on deposit accounts and short-term investments remain near historically low levels.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was $0.3 million compared to $0.2 million in the first quarter of 2013.

Foreign Exchange Loss

The Company recognized a $0.3 million foreign exchange loss in the first quarter of 2014, compared to a $3.3 million foreign exchange loss in the same period of 2013. Throughout the first quarter of 2014, the Company’s key operating currencies (the Mexican peso (“MXN”) and Turkish Lira (“TL”) were stable relative to the USD, while the Canadian dollar (“CAD”) weakened approximately 5%.

There were no significant foreign exchange movements in the first quarter of 2014. Foreign exchange loss was comprised of a $0.1 million loss on the Company’s Canadian dollar-denominated net assets, a $0.1 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.1 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

In December 2013, the Mexican President approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increased the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL has increased the corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes. The Company implemented several tax planning strategies prior to January 1, 2014 to mitigate the impact of the MITL.

Tax expense in the first quarter of 2014 was $2.0 million compared to $12.8 million in the same period of 2013. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. In the first quarter of 2014, the Company did not pay cash tax installments, as the Company was in a credit position for income tax purposes. However, the Company has accrued amounts owing for the new 7.5% Special Mining Tax, which became effective January 1, 2014, and is paid annually.

The statutory federal income tax rate in Mexico for 2014 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for the first quarter of 2014 (calculated as a percentage of earnings before income tax) was 42%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the first quarter of 2014, the effective tax rate was impacted by non-deductible expenses in Canada and Turkey of approximately $4 million which has the impact of increasing the effective tax rate above the Mexican statutory rate.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In the first quarter of 2014, the impact of foreign exchange movements on the deferred tax balance was not significant. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
Gold production (ounces)	48,200	43,500	67,800	55,000	53,000	43,000	39,000	37,000
Gold sales (ounces)	50,000	43,255	62,516	53,000	55,000	48,000	42,198	32,161
Operating revenues ($000)	80,889	71,281	106,946	86,272	78,273	63,811	53,832	41,511
Earnings from operations ($000)	40,447	33,306	53,016	41,717	29,195	14,704	9,033	5,541
Earnings (loss) ($000)	24,684	25,895	37,906	25,989	8,828	9,249	(5,274)	2,746
Earnings (loss) ($ per share) basic/diluted	0.21/0.20	0.22/0.21	$0.31	0.21/0.20	0.07	0.07	($0.04)	$0.02

Operating revenues generally trended higher in 2012, but have trended lower over the past five quarters as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The loss incurred in the fourth quarter of 2013 was the result of a non-cash deferred tax charge associated with the Mexican tax reform.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At March 31, 2014, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at March 31, 2014, the Company had outstanding contracts to deliver $5 million CAD in exchange for a fixed amount of USD in future periods 2014, with CAD:USD rates of 1.12:1. The mark-to-market loss associated with these contracts as at March 31, 2014 was not significant.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The weakening of the CAD in the first quarter of 2014, resulted in a foreign exchange loss of $0.1 million.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the quarter ended March 31, 2014, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a foreign exchange loss of approximately $0.1 million.

At March 31, 2014 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.1 million foreign exchange loss due to the weakening of the TL compared to the USD during the quarter.

Liquidity and Capital Resources

At March 31, 2014, the Company had $409.9 million in cash and cash equivalents and short-term investments compared to $417.5 million at December 31, 2013. The decrease in total cash and cash equivalents and short-term investments of $7.6 million reflects positive cash flows from operations of $7.3 million, more than offset by share repurchases of $3.2 million and net capital spending of $12.0 million focused in Mexico. The Company’s working capital surplus decreased to $441.1 million at March 31, 2013 from $452.8 million at December 31, 2013.

The Company has significant budgeted exploration, development and capital expenditures in both Mexico and Turkey in 2014. Total operating and development capital spending in Mexico is expected to total $54.8 million in 2014, primarily focused on development of the San Carlos and El Victor areas. In addition, the Company plans to spend approximately $11.3 million at the Esperanza Gold Project, and $4.8 million in Turkey, excluding the full development budget for Kirazli and Agi Dagi. Total exploration spending for 2014 is budgeted at approximately $19.0 million. Total spending in 2014 as outlined above is expected to be financed from cash flows generated from the Mulatos Mine.

The Company declared a semi-annual dividend of $0.10 per share in the first quarter of 2014, payable on April 30, 2014. The Company has accrued or paid approximately $83.9 million in cumulative dividends to date. The Company continually evaluates capital allocation decisions, with the objective of maximizing risk-adjusted returns. The Company initiated a normal course issuer bid in 2013 under which the Company may repurchase for cancellation up to 10% of its issued and outstanding common shares, limited to a daily maximum repurchase of 94,061 common shares. In the first quarter of 2014, the Company invested $3.2 million in share repurchases and to-date has repurchased a total of 563,100 common shares at a total purchase price of $5.8 million under the NCIB. The NCIB expires on April 28, 2014.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2014.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2014 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

April 22, 2014
Common shares
– Common shares outstanding	127,357,488
Stock options
– Average exercise price CAD $14.80; approximately 75% exercisable	4,585,533
Warrants
– Exercise price CAD $29.48	7,167,866
Total	139,110,887

Outlook

Gold production in the first quarter of 2014 of 37,000 ounces benefited from 21% higher grades from the heap leach ore mined compared to the 2014 budget. Partially offsetting this benefit were continued lower grades from the Escondida high grade zone for the second consecutive quarter. The negative grade reconciliation experienced at the open pit portion of the Escondida high grade zone may persist in the Escondida Deep deposit, given its similar characteristics. Combined with the smaller size of Escondida Deep as outlined in the 2013 mineral reserve update, the Company expects that high grade production may continue to be below expectations until the Escondida Deep deposit is depleted in the second quarter.

Development at San Carlos is on track to provide high grade mill feed at the start of the third quarter of 2014. The Company does not expect similar grade reconciliation issues at San Carlos, given it is an entirely separate deposit with a more uniform grade distribution. Rather, the potential for higher than budgeted grades mined and milled from San Carlos exists given the recent mineral reserve update, which reflects a 43% increase in grade at San Carlos to 7.0 g/t Au and an 18% increase in ounces to 210,000 relative to the prior year update.

San Carlos is expected to provide high grade mill feed for a minimum of four years and the higher grades reported as part of the reserve update are expected to positively impact high grade production and operating costs over that time frame, relative to previous expectations. The Company continues to evaluate opportunities to enhance the high grade production outlook through optimizing mill recoveries and/or increasing throughput.

The Company continues to anticipate full year production of 150,000 to 170,000 ounces of gold, with the majority of gold production to be in the second half of 2014 as underground throughput rates at San Carlos gradually ramp up to the current mill capacity of 800 tpd.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. Both deposits are higher grade than Mulatos and could add annualized production of between 60,000 and 70,000 ounces. The Company continues the legal process to obtain the necessary surface rights to these areas, which is expected to be resolved within 4 months. In the interim, the Company is continuing negotiations with the land owners in an attempt to resolve differences in value expectations. It is expected that permitting and construction will take 18 months to complete after securing the necessary land access rights.

Gold production from the first of the Company’s Turkish projects, Kirazlı, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments and political instability have increased uncertainty of the expected timing for receipt of these permits. Accordingly, the Company implemented a cost reduction program in Turkey pending further progress on permitting.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company has grown its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million is focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources.

The Company continues to strengthen its financial position, generating free cash flow from Mulatos in the first quarter of 2014 with approximately $410 million in cash and cash equivalents and no debt. The Company`s development capital and exploration spending in 2014 is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive opportunities and to deliver on its longer term growth objectives.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is acconted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of these amendments.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2013 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q1 2014	Q1 2013
Cash flow from operating activities – IFRS (000)	$7,265	$32,750
Changes in non-cash working capital (000)	8,674	7,657

Cash flow from operating activities before changes in non-cash working capital (000)	$15,939	$40,407

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q1 2014	Q1 2013
Mining and processing costs – IFRS (000)	$17,546	$18,959
Inventory adjustments and period costs (000)	4,407	867

Total cost (000)	$21,953	$19,826
Tonnes Ore stacked / milled (000)	1,514	1,614

Total cost per tonne of ore	$14.50	$12.28

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

MANAGEMENT‘S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2014	Q1 2013
Mining and processing costs – IFRS (000)	$17,546	$18,959
Divided by: Gold ounces sold (1),(2)	32,161	53,000

Total Cash operating costs per ounce	$546	$358

Mining and processing costs – IFRS (000)	$17,546	$18,959
Royalties – IFRS (000)	2,305	4,822

Total Cash costs (000)	$19,851	$23,781
Divided by: Gold ounces sold	32,161	53,000

Total Cash costs per ounce	$617	$449

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q1 2014	Q1 2013
Mining and processing costs (000)	$17,546	$18,959
Royalties (000)	2,305	4,822
Corporate and administration (000) (1)	3,534	7,257
Share-based compensation (000)	(784)	(785)
Exploration costs (000) (2)	2,973	2,072
Reclamation cost accretion (000)	341	250
Sustaining capital expenditures (000)	3,288	4,122

	$29,203	$36,697
Divided by: Gold ounces sold	32,161	53,000

All-in sustaining cost per ounce	$908	$692

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q1 2014	Q1 2013
All-in sustaining cost (above)	$29,203	$36,697
Add: Development and expansion capital (000)	4,921	7,532
Add: Other exploration (000)	1,179	1,001
Add: Development project corporate and administration (000)	550	579

	35,853	45,809
Divided by: Gold ounces sold	32,161	53,000

All-in cost per ounce	$1,115	$864

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense